SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 24, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

Caisse de dépôt et placement du Québec and CGI renew their information technology outsourcing contract

Montreal, Quebec, April 24, 2006 – The Caisse de dépôt et placement du Québec and CGI Group Inc. (CGI), today announced the signing of a two-year information technology (IT) contract renewal valued at CDN$50 million.

“Our goal is to be known by institutional fund managers as a benchmark organization. To do so, we must fully optimize our technology tools and operational efficiency to fully support our professionals. Our long-term partnership with CGI has enabled us to obtain the tools and services to implement our strategic IT plan,” said V.P. Pham, Executive Vice-President, Information Technology and Investment Administration of the Caisse de dépôt et placement du Québec.

Pierre Turcotte, senior vice-president and general manager, Quebec with CGI added: “We are proud of the important role we play with our clients’ evolution and expansion as they kick-off their new strategic planning session for IT. We look forward to our continued partnership.”

The services covered by this agreement include infrastructure management, production services, a “one-stop service” call centre, office technology support, maintenance of a large number of business applications, and the development and integration of solutions. CGI will also act as an information technology consultant, assessing and proposing optimal solutions for the Caisse. Both companies have been collaborating for a decade since 1996. This contract renewal will begin in September 2006 and end in August 2008.

About the Caisse de dépôt et placement du Québec

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2005, it held CDN$122.2 billion of net assets. The leading institutional fund manager in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate. For more information: www.lacaisse.com.

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the 8th largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Lorne Gorber

Vice-president, investor relations

(514) 841-3355

Media relations

Eileen Murphy

Director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: April 24, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary